UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Neuberger Berman High Yield Strategies Fund Inc.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,408,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,408,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,408,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.44[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________
1 The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's N-CSR filed 1/7/2019.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,408,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,408,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,408,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.44%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's N-CSR filed 1/7/2019.

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 2019, Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 8, 2019, and Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 18, 2019 with respect to the shares of common stock (the "Shares"), of Neuberger Berman High Yield Strategies Fund Inc., (the "Issuer").

Item 4.	PURPOSE OF TRANSACTION

On April 1, 2019, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer an amended and restated notice informing the Issuer of its intention to (i) present a proposal requesting the board of directors of the Issuer (the "Board") consider termination of the investment management agreement between the Issuer and Neuberger Berman Management LLC, dated August 6, 2010 (the "Management Agreement"), and all other advisory and management agreements between the Issuer and Neuberger Berman Investment Advisers LLC (the "Manager"), and (ii) nominate an additional director - Art Lipson - for election to the Issuer's Board at the 2019 annual meeting of shareholders of the Issuer, bringing its total proposed slate of nominees to four -Thomas H. McGlade, Stephen J. Flanagan, Frederic Gabriel, and Art Lipson (collectively, the "Nominees").  The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used in this Schedule 13D are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the Issuer's Form N-CSR filed 1/7/2019.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected in the sixty days prior to the filing of the Schedule 13D by  the Reporting Person, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 2, 2019

SABA CAPITAL Management, L.P. /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Common Shares Purchased (Sold)	Price
3/29/2019	2,067	$ 11.29
3/28/2019	16,231	$ 11.31
3/27/2019	2,900	$ 11.29
3/26/2019	8,869	$ 11.28
3/22/2019	2,125	$ 11.32
3/21/2019	17,354	$ 11.34
3/20/2019	11,666	$ 11.28
3/19/2019	37,527	$ 11.23
3/18/2019	7,750	$ 11.21
2/21/2019	18,400	$ 11.11
2/20/2019	23,845	$ 11.08
2/19/2019	49,264	$ 11.04
2/19/2019	3,720	$ 11.03
2/15/2019	6,847	$ 11.03
2/11/2019	20,503	$ 10.96
2/8/2019	49,396	$ 10.93
2/7/2019	5,360	$ 10.92
2/6/2019	21,123	$ 10.90
2/6/2019	21,500	$ 10.91
2/5/2019	13,879	$ 10.86
2/4/2019	177,402	$ 10.78
2/4/2019	1,350	$ 10.81
2/1/2019	52,159	$ 10.77
2/1/2019	15,000	$ 10.76

Exhibit 2

Proposal

Information about the Proposal

The Record Holder intends to submit, for a shareholder vote at the Annual Meeting, the following proposal described below.  Other than as described below or elsewhere in this Notice, neither the Record Holder nor any other Participant has any material interest in the Proposal.

Proposal

The following is the text of the proposed resolution:

RESOLVED, that the Management Agreement between Neuberger Berman High Yield Strategies Fund, Inc. (the "Fund") and Neuberger Berman Management LLC, dated August 6, 2010, as amended or novated (the "Management Agreement"), and all other advisory and management agreements between the Fund and Neuberger Berman Investment Advisers LLC (the "Manager") shall be terminated by the Fund, pursuant to the right of stockholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 (the "1940 Act") and as required to be included in such agreements, such termination to be effective no more than sixty (60) days following the date hereof.

Supporting Statement

As of March 1, 2019, the Fund has traded at an average discount to net asset value (NAV) of 12.5% over the last three years.  In fact, the Fund has not traded at or above NAV for more than six years. In December 2018, the Fund's discount to NAV reached ~20%. Due to these reasons and what we perceive to be years of underperformance by the Fund and the existing Manager, the Record Holder believes that it is in the best interests of shareholders of the Fund to terminate the Management Agreement.  The Record Holder is seeking to terminate the Management Agreement in accordance with the provisions of Section 13 thereof.  Under Section 13 of the Management Agreement and pursuant to the 1940 Act, the Management Agreement may be terminated at any time, by either party thereto, without the payment of any penalty, upon sixty (60) days' prior written notice to the other party by a vote of "a majority of the outstanding voting securities of the Fund."  For these purposes, and in accordance with the 1940 Act, the vote of a "a vote of a majority of the outstanding voting securities of the Fund" at the 2019 annual shareholders meeting of the Fund means the affirmative vote of the lesser of: (i) 67% or more of shares of the voting securities present at such meeting, if the holders of more than 50% of the outstanding shares of voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding shares of voting securities.

The 1940 Act provides a temporary exemption to the approval requirements of an investment advisory agreement, in the event that a prior advisory contract is terminated, which allows the Board of Trustees (the "Board") (including a majority of the independent directors) to approve an interim investment advisory contract.  Such an interim contract is required to be approved within ten business days after the date that the termination of the prior advisory contract becomes effective, with the compensation received under the interim contract to be no greater than the compensation the adviser would have received under the previous contract.  The Board would then have 150 days to obtain shareholder approval for that new investment advisory contract at a subsequent meeting of shareholders (which would be the subject of a separate proxy solicitation).  Although the failure to approve an interim or permanent investment advisory agreement could potentially require the Fund to become internally managed, we believe any reasonably designed process to select a new manager would identify a number of suitable, alternative advisers willing to advise the Fund on attractive terms.

The Record Holder believes that the Fund should dissociate itself from the Manager because this existing advisor's long-term performance has been abysmal.  Although a change in adviser may result in some amount of lost time or incremental expense, we believe this cost is far outweighed by the potential benefits of replacing the existing advisor.